UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Corporate Express N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Kristin A. Campbell

Senior Vice President, General Counsel and Secretary

Staples, Inc.

500 Staples Drive

Framingham, MA 01702

(508) 253-1690

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Staples Acquisition B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,541,518*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,541,518*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,541,518*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) CO

*  This amount does not include 42,701,904 Ordinary Shares or 46,000,297 depositary receipts of preference shares A in the share capital of Corporate Express N.V. (the “Preference Shares”) that are subject to Irrevocable Undertakings for which Staples Acquisition B.V. does not have voting or dispositive power.  The form of Irrevocable Undertaking for the Ordinary Shares is attached hereto as Exhibit 99.2.  The form of Irrevocable Undertaking for the Preference Shares is attached hereto as Exhibit 99.4.

CUSIP No.

1.	Names of Reporting Persons Staples, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,541,518*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,541,518*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,541,518*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.4%

14.	Type of Reporting Person (See Instructions) CO

*  This amount does not include 42,701,904 Ordinary Shares or 46,000,297 Preference Shares that are subject to Irrevocable Undertakings for which Staples, Inc. does not have voting or dispositive power.  The form of Irrevocable Undertaking for the Ordinary Shares is attached hereto as Exhibit 99.2.  The form of Irrevocable Undertaking for the Preference Shares is attached hereto as Exhibit 99.4.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 16, 2008, as amended on June 17, 2008 (the “Schedule 13D”), relating to the beneficial ownership by Staples, Inc. (“Staples”) and Staples Acquisition B.V. (“Staples Acquisition”) of the Ordinary Shares, nominal value of EUR 1.20 per share (the “Shares”) of Corporate Express N.V., a public limited liability company incorporated under the laws of The Netherlands (the “Issuer”), having its statutory seat in Maastricht and its registered office at Hoogoorddreef 62, 1101 BE Amsterdam Zuidoost, The Netherlands.

Staples and Staples Acquisition are filing this Amendment No. 2 to provide information concerning the Irrevocable Undertakings that Staples Acquisition entered into on June 25, 2008 relating to depositary receipts of preference shares A with a nominal value of EUR 1.20 each in the share capital of the Issuer (the “Preference Shares”).  Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.  Unless specifically amended in this Amendment No. 2, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby restated in its entirety as follows:

(a)-(b)  The number of Shares that may be deemed beneficially owned by Staples Acquisition for purposes of Section 13(d) of the Exchange Act is 24,541,518, which represents 13.4% of the outstanding Shares.  This percentage is based upon 182,901,621 Shares outstanding as of March 31, 2008 as listed in the register of The Netherlands Authority for Financial Markets (“AFM”).  Staples and Staples Acquisition have sole power to control the vote of 24,541,518* Shares and sole power to dispose of 24,541,518* Shares.

(c) See Item 6 (d) Not applicable (e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by adding the following at the end thereof:

Preference A Irrevocable Undertakings

On June 25, 2008, Staples Acquisition entered into Irrevocable Undertakings relating to the Preference Shares (the “Preference A Irrevocables”) with certain shareholders of the Issuer.

*              This amount does not include 42,701,904 Ordinary Shares or 46,000,297 Preference Shares that are subject to Irrevocable Undertakings for which neither Staples nor Staples Acquisition has voting or dispositive power.  The form of Irrevocable Undertaking for the Ordinary Shares is attached hereto as Exhibit 99.2.  The form of Irrevocable Undertaking for the Preference Shares is attached hereto as Exhibit 99.4.

Pursuant to the Preference A Irrevocables, the shareholders agreed to tender their Preference Shares into the Offer.

The Preference A Irrevocables are identical in all material respects and the form of Preference A Irrevocable is attached hereto as Exhibit 99.4. The following table lists each shareholder who entered into a Preference A Irrevocable, and the number of Preference Shares of each shareholder that are subject to the Preference A Irrevocable:

Shareholder	Shares

Kempen Capital Management N.V./Kempen Bewaarder Beleggingsfond ‘de Zonnewijser’ B.V	15,348,048
ING AM Insurance Companies B.V.	16,104,350
Fortis Verzekeringen Nederland N.V.	14,547,899

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.4	Form of Preference A Irrevocable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: June 30, 2008

STAPLES ACQUISITION B.V.

By:	/s/ Christine Komola

	Name:	Christine Komola

	Title:	Director

STAPLES, INC.

By:	/s/ Kristin Campbell

	Name:	Kristin Campbell

	Title:	Senior Vice President, General
Counsel and Secretary